
Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300


06015007

30 June 2006


SEC MAIL
RECEIVED
PROCESSING
JUL 2006
WASH, D.C.
199
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

7/11

29 June 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Tabcorp

Tabcorp
Holdings Limited

5 Bowen Crescent
Melbourne VIC
Australia 3004

TAKEOVER OFFER FOR UNiTAB LIMITED
CLARIFICATION OF MEDIA REPORT REGARDING ACCC PROCESS

Tabcorp has noted the business news article entitled "Tabcorp expects ACCC approval" published in the Australian newspaper on 28 June.

In that article, an indirect quote was attributed to a Tabcorp spokesman suggesting, "the ACCC had all but signed off on the deal". That is not correct. Tabcorp has never suggested that the ACCC was preparing to approve the bid.

Tabcorp understands that the ACCC has not formed any view in relation to Tabcorp's proposed acquisition of UNiTAB and that it is currently conducting comprehensive market enquiries. The ACCC has not given any indication as to whether or not it will look favourably upon the proposed acquisition.

Tabcorp believes it is entirely appropriate that the ACCC examines the issues and makes its own findings in relation to the proposed acquisition. Tabcorp is not predicting the outcome of the ACCC's assessment, its thinking or its timing.

Tabcorp notes that it has also sent a letter to the effect of the above to the editor of the Australian newspaper, and informed them of this yesterday.

Kerry Willcock
Executive General Manager – Corporate and Legal